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                                                      Filed by ONI Systems Corp.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                              Subject Company: ONI Systems Corp.
                                                    Commission File No.: 0-30633


This filing relates to a written communication concerning the pending merger of CIENA Corporation and ONI Systems Corp. On March 18, 2002, ONI Systems Corp. held a first quarter conference call, the content of the script of that call follows.

                  Q1 2002 First Quarter Update Conference Call

MARCH 18, 2002



INTRODUCTION

JACKIE COSSMON:

Welcome to the ONI Systems First Quarter Outlook financial call. With me today are Hugh Martin, chairman, president & CEO and George Reyes, interim Chief Financial Officer of ONI Systems.

As a public company, we need to remind you that the information discussed in this call contains forward-looking statements about the products and business of ONI Systems as defined within the meaning of Section 21E of the Securities Exchange Act of 1934, and is subject to the safe harbor created by this section. These forward-looking statements include, but are not limited to, statements by Hugh Martin and George Reyes, statements regarding expected revenue, financial performance, margin performance, spending by service providers, future business opportunities and the proposed merger with CIENA. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, but are not limited to, our limited operating history which makes forecasting our future revenue and operating results difficult, unfavorable economic and market conditions which could cause our existing and potential customers to delay or forgo purchases of our products, our ability to develop and to achieve market acceptance of new products, our dependence on a small number of customers and our ability to add additional customers. In addition, there are risks and uncertainties associated with the proposed merger with CIENA, including the risk that the merger will not be completed, the expected benefits from the merger will not be achieved and the uncertainty created by the announcement of the merger will negatively affect our customers' purchasing decisions. These and other risks and uncertainties are described from time-to-time in our filings with the Securities and Exchange Commission including ONI Systems' most recent reports on Form 10-K and Form 10-Q and other documents on file with the SEC. All forward looking statements
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are based on information we have available today and we assume no obligation to update these statements.

I'd also like to point out that, with respect to the proposed merger of ONI/CIENA, ONI, its directors, executive officers and certain other members of management and employees may be soliciting proxies from ONI stockholders. CIENA, its directors, executive officers and certain other members of management and employees may be soliciting proxies from CIENA stockholders.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS RELATING TO THE FOREGOING TRANSACTION THAT CIENA EXPECTS TO FILE WITH THE SEC BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC BY CIENA AND ONI MAY BE OBTAINED WHEN THEY BECOME AVAILABLE FOR FREE AT THE SEC'S WEB SITE, www.sec.gov. THE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM CIENA R ONI. REQUESTS TO CIENA MAY BE DIRECTED TO CIENA, 1201 WINTERSON RD., LINTHICUM, MD, 21090-2205, ATTENTION: INVESTOR RELATIONS. REQUESTS TO ONI MAY BE DIRECTED TO 5965 SILVER CREEK VALLEY ROAD, SAN JOSE, CA 95138, ATTENTION:
INVESTOR RELATIONS


Before I turn the call over to Hugh, I would like to note that Hugh will be providing pro forma information regarding our net income. We think that pro forma results give a clearer picture of our financial results from one period to another because they exclude non-cash charges that are not reflective of our operating results for the period presented. This pro forma information is not prepared in accordance with GAAP and should not be considered a substitute for information presented in accordance with GAAP. The pro forma results exclude amortization of deferred stock compensation of approximately $4.7 million and amortization of intangibles of approximately $1.5 million for the quarter ending March 31, 2002.

Hugh Martin will now discuss our first quarter outlook and make a few remarks regarding the proposed merger of ONI and CIENA.
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HUGH MARTIN:

Good afternoon and thank you for joining us on such short notice. I have a few short remarks, then we will take your questions.

As you know from the press release issued today, we expect our revenues for the first quarter to be in the range of $18 to $24 million dollars, and the lower volume in sales will also impact our gross margin for the quarter.

We also reported that on a pro forma basis, excluding amortization of deferred stock compensation and intangibles, our pro forma net loss will be in the range of $(0.24) to $(0.27) cents per diluted share. On a GAAP reported basis, the loss will be in the range of $(0.28) to $(0.31).

We believe the decline in our expected revenue for the first quarter - which we had previously expected to be "flat to down modestly" from $42.2 million in the fourth quarter -- is very representative of the overall industry downturn that has continued to worsen since we reported our financial results in early February. More specifically, we believe that we are beginning to see the impact of the changes that are taking place in the telecommunications carrier sector. The RBOCs and PTTs have surfaced as the winners in this market, but they are still in the process of evaluating next generation equipment. Meanwhile, the younger carriers are struggling with financial conditions that in some cases have made it difficult to conduct "business as usual." These dynamics have created a slowing of telecom equipment orders that is impacting almost every supplier today. Yet we continue to believe that this slowdown is temporary. We see a strong interest from our own current and potential customer base for a seamless integration of their legacy networks with new systems that add capacity and diversity of services to their networks. Industry surveys also indicate that the need for new services in the metro continues to grow and the existing legacy systems are inefficient and will not be able to provide the scalability and economics of next-generation systems that ONI offers.

Turning to the CIENA merger, I am very pleased to report that CIENA intends to file the Form S4 Registration Statement with the SEC shortly, and we are proceeding full speed ahead with the activities required to close this transaction. We still expect that the transaction will close in the second or third quarter of this calendar year.

We believe the product offering of a combined CIENA and ONI bring specific economic advantages to carriers that translate to profitability for these carriers -- and profitability will clearly be the strongest motivator for carriers to resume spending. Combining the comprehensive and best of breed skills of our two companies will create a single, powerful force, a logical vendor of choice when carriers once again focus on their future growth.

And Now We'll Be Happy to Take Your Questions. Thank You.